UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934




                            WESCO International, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    95082P105
                              --------------------
                                 (CUSIP Number)


                                December 31, 2003
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         / x /    Rule 13d-1(d)

CUSIP No. 371912106

1)    NAME OF REPORTING PERSON                       Roy W. Haley
                                                     -------------------
      I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON (ENTITIES ONLY)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)  [   ]
                                                    (b)  [ x ]

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      ------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      5)       SOLE VOTING POWER                      3,129,575
                                                      ---------

      6)       SHARED VOTING POWER                    -0-
                                                      ---------

      7)       SOLE DISPOSITIVE POWER                 3,129,575
                                                      ---------

      8)       SHARED DISPOSITIVE POWER               -0-
                                                      ---------

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        3,129,575
                                                      ---------

10)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*            [     ]

11)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              6.7%
                                                      --------

14) TYPE OF REPORTING PERSON*                         IN


                               Page 2 of 5 Pages

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Item 1.

         (a)   Name of Issuer:

               WESCO International, Inc.
               -------------------------------------------------------

         (b)   Address of Issuer's Principal Executive Offices:

               225 West Station Square Drive, Suite 700
               Pittsburgh, Pennsylvania 15219
               -------------------------------------------------------

Item 2.

         (a)   Name of Person Filing:

               Roy W. Haley
               -------------------------------------------------------

         (b)   Address of Principal Business Office or, if none,
               Residence:

               225 West Station Square Drive, Suite 700
               Pittsburgh, Pennsylvania 15219
               -------------------------------------------------------

         (c)   Citizenship:

               United States
               -------------------------------------------------------

         (d)   Title of Class of Securities:

               Common Stock, $.01 par value
               -------------------------------------------------------

         (e)   CUSIP Number:

               95082P105
               -------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Inapplicable.


                                Page 3 of 5 Pages

     (a)  /  /   Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);

     (b)  /  /   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)  /  /   Insurance company as defined in Section 3(a)(19) of the Act
                 (15 U.S.C. 78c);

     (d)  /  /   Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  /  /   An  investment   adviser  in  accordance   with  Section
                 240.13d-1(b)(l)(ii)(E);

     (f)  /  /   An employee  benefit plan or endowment  fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g)  /  /   A parent  holding  company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h)  /  /   A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  /  /   A church plan that is excluded  from the  definition of an investment company under section  3(c)(14) of the  Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  /  /   Group, in accordance with Section 240.13d-1((b)(l)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:                                3,129,575

    (b)  Percent of class:                                         6.7%

    (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote             3,129,575

         (ii)  Shared power to vote or to direct the vote           -0-

         (iii) Sole power to dispose or to direct the
               disposition of                                       3,129,575


                                Page 4 of 5 Pages

         (iv)  Shared power to dispose or to direct the
               disposition of                                       -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of Group.

         Inapplicable.

Item 10. Certifications.

         Inapplicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 12, 2004
                                              ------------------------------
                                              Date

                                              /s/ Roy W. Haley
                                              ------------------------------
                                              Roy W. Haley
                                              (Chairman and Chief Executive
                                               Officer)




                                Page 5 of 5 Pages